Worksport Ltd.

2500 N America Dr

West Seneca, NY 14224

December 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Bradley Ecker

Re:	Worksport Ltd. Request for Acceleration
Registration Statement on Form S-1
Filed on December 22, 2023
File No. 333-276241

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Worksport Ltd., a Nevada corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-1 (File No. 333-276241) (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday, December 29, 2023, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross Carmel at (646) 838-1310.

If you have any questions regarding this request, please contact Ross Carmel of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very truly yours,

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	Chief Executive Officer and President

cc: Ross Carmel, Sichenzia Ross Ference Carmel LLP